COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(617) 385-9536

August 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust (“CFST”); Registration Nos. 333-89661; 811-09645
Columbia Funds Master Investment Trust, LLC (“CFMIT”); Registration No. 811-09347

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone in connection with (i) post-effective amendment no. 93 to the registration statement of CFST, filed with the SEC on May 27, 2011 relating to CFST’s Columbia Masters International Equity Portfolio (the “Fund”) and (ii) amendment no. 47 to the registration statement of CFMIT, filed with the SEC on June 28, 2011 relating to CFMIT’s Columbia International Value Master Portfolio (the “Master Portfolio”). The Staff’s comments are set forth below, and each is followed by our response.

PROSPECTUSES

Comment 1:

The description of the contractual expense cap arrangements in footnote (f) to the fees and expenses table states that certain fees and expenses are excluded from the calculation of net operating expenses for purposes of implementing the expense cap arrangements. Is the list of excluded fees and expenses identified in the parentheses complete?

Response 1:

The list of excluded fees and expenses identified in the footnote effectively summarizes the excluded fees and expenses. Later in the prospectus, under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements,” the excluded fees and expenses are described in greater detail.

Comment 2:

The last sentence of the second paragraph under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements” provides that “. . . any other expenses the exclusion of which is specifically approved by the Fund’s Board.” Would any such expenses be excluded retroactively?

Response 2:

Pursuant to the Fee Waiver and Expense Cap Agreement, certain fees and expenses may be excluded from the calculation of expenses for purposes of implementing expense caps, including any “expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the Fund’s Board of Trustees/Directors.”

As discussed, in the normal course of business, the Fund would expect any such exclusions to be applied prospectively. As the Staff indicated, it would be highly impractical to apply exclusions retroactively. However, CFST’s independent Board may determine to apply an exclusion retroactively in its discretion. For instance, if the Fund’s administrator were to mistakenly treat an expense as though it fell within the excluded categories for a period of time and subsequently the Fund or the administrator were to conclude that such treatment was incorrect, it is conceivable that the Board would determine that the expense should be excluded and add the expense to the list of excluded expenses and apply this retroactively. We stress that such application can only be made by the Board, which receives advice from fund counsel, independent trustee counsel and independent auditors.

Comment 3:

Please confirm that when the Master Portfolio sells a credit default swap it covers the notional value of the security.

Response 3:

If the Master Portfolio sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Master Portfolio).

We hope that these responses adequately address your comments. Each of CFST and CFMIT accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. Each of CFST and CFMIT acknowledges that Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. Each of CFST and CFMIT further acknowledges that it may not assert the Staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust

Columbia Funds Master Investment Trust, LLC

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